Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2025 and 2024

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in millions of US dollars)

		Jun. 30,	Dec. 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$625.5	$541.8
Short-term investments	6	-	40.0
Trade and other receivables	7	237.2	235.5
Inventories	8	164.2	197.4
Prepaid expenses and other current assets		10.7	17.4
Other financial assets	9	0.9	15.3
Taxes receivable		0.8	1.1
		1,039.3	1,048.5
Taxes receivable		15.2	12.9
Inventories	8	17.2	16.6
Other financial assets	9	39.3	12.1
Intangibles and other assets	10	50.7	44.3
Property, plant and equipment	11	4,316.1	4,181.4
Deferred tax assets		77.8	102.6
Goodwill		73.0	69.2
		$5,628.6	$5,487.6
Liabilities
Current liabilities
Trade and other payables		$259.9	$270.2
Taxes payable		37.7	100.7
Other liabilities	12	44.5	34.4
Other financial liabilities	13	53.0	38.3
Lease liabilities	14	35.6	30.5
Current portion of long-term debt	15	523.8	-
Deferred revenue	16	58.0	63.1
		1,012.5	537.2
Other financial liabilities	13	152.0	114.4
Lease liabilities	14	41.5	44.3
Long-term debt	15	535.8	1,107.5
Deferred revenue	16	279.1	309.1
Pension obligations		7.1	6.2
Other employee benefits		82.2	80.3
Environmental and other provisions	17	315.5	300.8
Deferred tax liabilities		339.6	340.4
		2,765.3	2,840.2
Equity
Share capital	19b	2,652.3	2,641.3
Reserves		98.1	14.3
Retained earnings		112.9	(102.4)
Equity attributable to owners of the Company		2,863.3	2,553.2
Non-controlling interest	4	-	94.2
		$5,628.6	$5,487.6
Commitments (note 22)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Loss) (Unaudited and in millions of US dollars, except per share amounts)

		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
Revenue	5a	$536.4	$425.5	$1,131.3	$950.5
Cost of sales
Mine operating costs		263.5	250.3	519.0	514.0
Depreciation and amortization	5b	96.4	97.6	204.5	206.9
		359.9	347.9	723.5	720.9
Gross profit		176.5	77.6	407.8	229.6
Selling and administrative expenses		20.7	18.4	34.4	35.0
Exploration expenses		9.4	6.0	23.3	18.6
Other expenses	5c	7.1	11.2	12.3	27.5
Re-evaluation adjustment - environmental provision	17	(13.8)	(2.7)	(1.0)	(8.0)
Results from operating activities		153.1	44.7	338.8	156.5
Net interest expense on long term debt	5d	15.6	18.5	31.5	37.7
Accretion on streaming arrangements	5d	5.2	6.0	9.6	12.2
Change in fair value of financial instruments	5d	(4.1)	13.2	(9.3)	20.2
Other net finance (income) costs	5d	(16.7)	6.6	(17.4)	18.2
Net finance expense		-	44.3	14.4	88.3
Income before tax		153.1	0.4	324.4	68.2
Tax expense	18	38.4	20.7	110.5	70.0
Net income (loss) for the period		$114.7	$(20.3)	$213.9	$(1.8)

Attributable to:
Owners of the Company		$117.7	$(16.5)	$218.1	$5.8
Non-controlling interest		(3.0)	(3.8)	(4.2)	(7.6)
Net income (loss) for the period		$114.7	$(20.3)	$213.9	$(1.8)

Earnings (loss) per share attributable to owners
Basic and diluted		$0.30	$(0.04)	$0.55	$0.02

Weighted average number of common shares outstanding:
Basic	20	395,085,907	368,344,407	395,018,364	359,562,824
Diluted	20	395,827,311	368,344,407	395,759,554	360,052,424

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and in millions of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income (loss) for the period	$114.7	$(20.3)	$213.9	$(1.8)

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net gain (loss) on translation of foreign currency balances	26.4	(6.2)	26.8	(23.0)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	1.2	12.3	2.5	15.9
Tax effect	0.1	(2.6)	(0.1)	(2.6)
	1.3	9.7	2.4	13.3

Other comprehensive income (loss) net of tax, for the period	27.7	3.5	29.2	(9.7)
Total comprehensive income (loss) for the period	$142.4	$(16.8)	$243.1	$(11.5)

Attributable to:
Owners of the Company	$142.3	$(13.0)	244.1	(1.2)
Non-controlling interest	0.1	(3.8)	(1.0)	(10.3)
Total comprehensive income (loss) for the period	142.4	(16.8)	$243.1	$(11.5)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in millions of US dollars)

			Three months ended June 30,		Six months ended June 30,
	Note		2025	2024	2025	2024
Cash generated from operating activities:
Net income (loss) for the period		$	+114.7	$(20.3)	$213.9	$(1.8)
Items not affecting cash:
Tax expense	18		38.4	20.7	110.5	70.0
Depreciation and amortization	5b		96.8	98.0	205.3	207.8
Share-based compensation	5e		10.8	8.8	14.8	14.6
Net finance expense	5d		-	44.3	14.4	88.3
Inventory adjustments	8		3.5	-	4.7	-
Amortization of deferred revenue and variable consideration	5a		(15.4)	(11.6)	(44.7)	(34.8)
Pension and other employee benefit payments, net of accruals			0.9	2.1	4.1	5.3
Amortization of community agreements			3.1	5.1	5.0	8.1
Re-evaluation adjustment - environmental obligation	17		(13.8)	(2.7)	(1.0)	(8.0)
Write-down/loss on disposal of PP&E	5c		0.3	2.0	0.9	11.1
Decommissioning and restoration payments			(0.4)	(0.2)	(0.5)	(0.3)
Other	23a		(1.1)	(0.9)	(8.6)	(3.7)
Taxes paid			(43.9)	(21.6)	(161.4)	(85.4)
Operating cash flow before change in non-cash working capital			193.9	123.7	357.4	271.2
Change in non-cash working capital	23b		66.0	16.5	27.3	8.6
			259.9	140.2	384.7	279.8
Cash used in investing activities:
Acquisition of property, plant and equipment			(121.7)	(89.5)	(213.1)	(151.9)
Acquisition of intangibles			(0.8)	-	(2.4)	-
Community agreements			(5.2)	(2.6)	(9.0)	(3.9)
Grants received	11		-	-	-	2.4
Purchase of investments	9		-	-	(13.8)	-
Proceeds from disposition of property, plant and equipment			-	-	0.1	-
Change in restricted cash			0.6	-	0.8	-
Maturity of (investment in) short-term investments	6		20.0	(40.0)	40.0	(40.0)
Investment income received			6.5	2.9	12.5	5.3
			(100.6)	(129.2)	(184.9)	(188.1)
Cash (used in) generated from financing activities:
Repayment of revolving credit facility	15b		-	(90.0)	-	(100.0)
Repurchase of senior unsecured notes, net of discount			(50.0)	(33.8)	(50.0)	(33.8)
Copper Mountain non-controlling interest acquisition payment	4		(6.0)	-	(6.0)	-
Equity issuance, net of share issuance costs	19b		4.2	386.2	4.2	386.2
Interest paid on long-term debt			(29.9)	(32.4)	(29.9)	(33.3)
Financing costs			(2.9)	(5.3)	(6.1)	(10.6)
Lease payments	14		(9.3)	(8.1)	(18.4)	(15.9)
Equipment financing payments			(4.6)	(2.3)	(8.9)	(3.2)
Gold prepayment repayments			-	(24.0)	-	(45.4)
Net payments on settlement of non-QP hedges			(1.6)	(1.6)	(3.4)	(1.6)
Net proceeds from exercise of stock options and warrants			1.2	1.1	1.6	2.4
Dividends paid	19b		-	-	(2.8)	(2.6)
			(98.9)	189.8	(119.7)	142.2
Effect of movement in exchange rates on cash			2.5	(1.4)	3.6	0.1
Net increase in cash and cash equivalents			62.9	199.4	83.7	234.0
Cash and cash equivalents, beginning of the period			562.6	284.4	541.8	249.8
Cash and cash equivalents, end of the period			$625.5	$483.8	$625.5	$483.8

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240.2	$61.3	$(5.4)	$(25.7)	$(173.6)	$2,096.8	$110.0	$2,206.8
Net income (loss)	-	-	-	-	5.8	5.8	(7.6)	(1.8)
Other comprehensive (loss) income	-	-	(20.3)	13.3	-	(7.0)	(2.7)	(9.7)
Total comprehensive (loss) income	-	-	(20.3)	13.3	5.8	(1.2)	(10.3)	(11.5)
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2.6)	(2.6)	-	(2.6)
Stock options	-	1.0	-	-	-	1.0	-	1.0
Shares issued on equity raise, net of share issuance costs	386.2	-	-	-	-	386.2	-	386.2
Issuance of shares related to stock options and warrants exercised	3.5	(1.1)	-	-	-	2.4	-	2.4
Total contributions by and distributions to owners	389.7	(0.1)	-	-	(2.6)	387.0	-	387.0
Balance, June 30, 2024	$2,629.9	$61.2	$(25.7)	$(12.4)	$(170.4)	$2,482.6	$99.7	$2,582.3
Net income	-	-	-	-	70.9	70.9	(1.3)	69.6
Other comprehensive (loss) income	-	-	(22.7)	13.6	-	(9.1)	(4.2)	(13.3)
Total comprehensive (loss) income	-	-	(22.7)	13.6	70.9	61.8	(5.5)	56.3
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2.9)	(2.9)	-	(2.9)
Flow-through shares issued, net of share issuance costs (note 19b)	8.6	-	-	-	-	8.6	-	8.6
Stock options	-	1.1	-	-	-	1.1	-	1.1
Issuance of shares related to stock options and warrants exercised	2.8	(0.8)	-	-	-	2.0	-	2.0
Total contributions by and distributions to owners	11.4	0.3	-	-	(2.9)	8.8	-	8.8
Balance, December 31, 2024	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 19)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income (loss)	-	-	-	-	218.1	218.1	(4.2)	213.9
Other comprehensive income	-	-	23.6	2.4	-	26.0	3.2	29.2
Total comprehensive income (loss)	-	-	23.6	2.4	218.1	244.1	(1.0)	243.1
Contributions by and distributions to owners:
Dividends (note 19b)	-	-	-	-	(2.8)	(2.8)	-	(2.8)
Shares issued on equity raise, net of share issuance costs	4.2	-	-	-	-	4.2	-	4.2
Copper Mountain non-controlling interest acquisition (note 4)		61.3	(4.0)	-	-	57.3	(93.2)	(35.9)
Stock options	-	1.3	-	-	-	1.3	-	1.3
Issuance of shares related to stock options and warrants exercised	2.4	(0.8)	-	-	-	1.6	-	1.6
Tax adjustments in respect of prior years	4.4	-	-	-	-	4.4	-	4.4
Total contributions by and distributions to owners	11.0	61.8	(4.0)	-	(2.8)	66.0	(93.2)	(27.2)
Balance, June 30, 2025	$2,652.3	$123.3	$(28.8)	$3.6	$112.9	$2,863.3	$-	$2,863.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three and six months ended June 30, 2025 and 2024 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at June 30, 2025 included Copper Mountain Mine (BC) Ltd. ("CMBC"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason").

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for annual financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented in note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

Impairment of non-financial assets

The Company will perform the Copper Mountain goodwill impairment test on an annual basis as at July 1 each year to better align with the timing of the annual long-range planning process. This represents a change in accounting policy regarding the timing of the annual goodwill impairment test which was previously performed December 31. All other material accounting policies related to the impairment of non-financial assets remain consistent as presented in Note 3 of the Company's audited consolidated financial statements for the year ended December 31, 2024.

As a result of the acquisition of Mitsubishi Materials Corporation's ("MMC") 25% interest in CMBC on April 30, 2025, the Company's interim financial statements also reflect the following relevant accounting policies.

Contingent Payments from the purchase of non-controlling interest outside the scope of Business Combination

Contingent payments arising from the purchase of non-controlling interest are initially recognized as a financial liability at their fair value on the date the obligation arises. The fair value is determined by discounting the payments to its present value using a company credit adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the company. The contingent consideration will be classified as a financial liability at amortized cost, with subsequent remeasurements recognized in profit or loss. Additionally, the liability will then be accreted and amortized until the maturity date, with the accretion expense flowing through profit or loss (note 4).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

The Board of Directors approved these interim financial statements on August 12, 2025.

(b)  Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS® Accounting Standards requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2024.

3. New standards

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain 'non-GAAP' measures known as management-defined performance measures. The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

(b) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments will apply for reporting periods beginning on or after January 1, 2026, with early application permitted. The Company is assessing the impact of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

4. Copper Mountain non-controlling interest acquisition

On April 30, 2025, Hudbay completed the acquisition of MMC's 25% interest in CMBC (the "Transaction"). The cash consideration of the Transaction consisted of:

• $4.5 million on closing date of the Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the Transaction.

As a result of the Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100%.

The company recorded $35.9 million of total consideration for the Transaction which included the cash payment of $4.5 million on the closing date, $16.6 million of deferred payments and $13.3 million of contingent consideration recorded as financial liability at amortized cost (note 13) and $1.5 million of transaction costs recorded within equity.

As a result of the Transaction, the Company recorded an increase to equity as follows:

As at June 30, 2025
Carrying value of non-controlling interest as at April 30, 2025	$93.2
Transfer of net gain on translation of foreign currency balances	4.0
Less: total consideration	(35.9)
Surplus - recorded in equity	61.3

There were no substantive changes to the Company's ownership in CMBC during the year ended December 31, 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

5. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Copper	$297.1	$259.3	$599.4	$544.5
Gold	189.2	119.5	383.4	297.7
Zinc	7.1	15.5	21.4	30.4
Silver	13.9	10.9	28.2	23.1
Molybdenum	19.1	16.0	40.0	34.2
Other	-	0.5	(0.2)	0.5
Revenue from contracts	526.4	421.7	1,072.2	930.4
Non-cash streaming arrangement items: [1]
Amortization of deferred revenue - gold	5.9	5.5	14.3	21.9
Amortization of deferred revenue - silver	9.5	6.1	20.5	16.7
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	9.9	(3.8)
	15.4	11.6	44.7	34.8
Pricing and volume adjustments [2]	(2.1)	14.7	31.7	35.6
	539.7	448.0	1,148.6	1,000.8
Treatment and refining charges	(3.3)	(22.5)	(17.3)	(50.3)
	$536.4	$425.5	$1,131.3	$950.5
[1] See note 16.
[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 16). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the six months ended June 30, 2025 resulted in an increase in revenue of $9.9 million (six months ended June 30, 2024 - decrease in revenue of $3.8 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Cost of sales	$96.4	$97.6	$204.5	$206.9
Selling and administrative expenses	0.4	0.4	0.8	0.9
	$96.8	$98.0	$205.3	$207.8

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

      (c)  Other expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Regional costs	$1.4	$1.3	$3.0	$2.8
Write-down/loss on disposal of PP&E	0.3	2.0	0.9	11.1
Amortization of community costs (other assets)	1.7	3.7	2.3	5.5
Restructuring	-	0.3	0.1	1.2
Wildfire evacuation costs	2.1	-	2.1	-
Care & maintenance - Manitoba	2.9	3.7	6.3	6.8
Evaluation costs	0.3	0.1	1.5	0.7
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.2)	(0.3)	(3.1)	(1.0)
Option agreement proceeds (Marubeni)	(1.0)	-	(2.5)	(0.4)
Other	0.6	0.4	1.7	0.8
	$7.1	$11.2	$12.3	$27.5

During the second quarter of 2025, the Manitoba business unit incurred costs related to emergency and evacuation activities of $2.1 million as a result of regional wildfires in Snow Lake, Flin Flon and surrounding areas.

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and six months ended June 30, 2025, care & maintenance costs were $2.9 million and $6.3 million, respectively (three and six months ended June 30, 2024 - $3.7 million and $6.8 million, respectively).

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8.1 million is presented as part of write-down of PP&E.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

  (d)  Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net interest expense on long-term debt
Net interest expense on long-term debt	$15.6	$18.5	$31.5	$37.7
Accretion on streaming arrangements (note 16)
Additions	5.2	6.0	10.2	12.0
Variable consideration adjustments - prior periods	-	-	(0.6)	0.2
	5.2	6.0	9.6	12.2
Change in fair value of financial instruments
Gold prepayment liability	-	1.9	-	5.4
Unrealized (gain) loss on non-quotational pricing hedges	(1.1)	8.5	-	11.8
Realized loss on non-quotational pricing hedges	0.4	2.6	2.3	2.6
Investments at fair value through profit or loss	(3.4)	0.2	(11.6)	0.4
	(4.1)	13.2	(9.3)	20.2
Other net finance (income) costs
Net foreign exchange (gain) loss	(18.9)	2.0	(22.0)	6.8
Accretion on community agreements measured at amortized cost	1.4	1.7	2.7	2.6
Accretion on environmental provisions	2.7	2.6	5.4	5.3
Accretion on Wheaton refund liability	0.1	0.2	0.3	0.3
Accretion on deferred and contingent liability (note 13)	0.3	-	0.3	-
Withholding taxes	-	0.8	-	1.7
Interest on equipment financing and leases	2.3	1.4	4.6	3.9
Interest income	(5.5)	(3.5)	(11.0)	(5.9)
Other finance expense	0.9	1.4	2.3	3.5
	(16.7)	6.6	(17.4)	18.2
Net finance expense	$-	$44.3	$14.4	$88.3

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sales, copper costless collars and gold costless collars which are non-quotational pricing ("non-QP") contracts (note 21b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the condensed consolidated interim statements of income. As of June 30, 2025, there are no non-QP hedges outstanding.

During the third quarter of 2024, the Company completed the final delivery and settled the obligation for the gold prepayment liability.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

  (e)  Share-based compensation expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Cost of sales	$1.0	$0.7	$1.6	$1.0
Selling and administrative expenses	9.5	7.7	12.8	13.0
Other expense	0.3	0.4	0.4	0.6
	$10.8	$8.8	$14.8	$14.6

Share-based compensation expense included within cost of sales, selling and administrative expenses, and other expenses relates to deferred share units, restricted share units, performance shares units and the Company's stock option plan. The increase in share-based compensation expense during the three and six months ended June 30, 2025 compared with the same periods last year primarily relates to the change in the Company's share price, partially offset by adjustments to the performance based multiplier on certain share units.

6. Short-term investments

Short-term investments include guaranteed investment certificates held with Canadian financial institutions. The Company currently holds nil guaranteed investment certificates. As at December 31, 2024, the Company held two $20.0 million guaranteed investment certificates that matured in March 2025 and June 2025, respectively.

7. Trade and other receivables

	Jun. 30, 2025	Dec. 31, 2024
Trade receivables	$209.7	$179.1
Statutory receivables	23.3	50.0
Other receivables	4.2	6.4
	$237.2	$235.5

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

8. Inventories

	Jun. 30, 2025	Dec. 31, 2024
Current
Stockpile	$23.3	$26.9
Finished goods	44.8	81.6
Materials and supplies	96.1	88.9
	164.2	197.4
Non-current
Stockpile	1.8	2.2
Low grade stockpile[1]	5.8	5.5
Materials and supplies	9.6	8.9
	17.2	16.6
	$181.4	$214.0
[1]Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $313.9 million and $630.3 million, respectively, for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - $311.7 million and $640.2 million, respectively).

During the three and six months ended June 30, 2025, Hudbay recognized an expense of $1.1 million and $1.5 million, respectively, in cost of sales primarily related to adjustments of the carrying value of copper concentrate inventory to net realizable value (three and six months ended June 30, 2024 - nil).

During the three and six months ended June 30, 2025, Hudbay recognized an expense of $2.4 million and $3.3 million, respectively, in cost of sales related to the write-off of provision on certain non-current inventory supplies.

9. Other financial assets

	Jun. 30, 2025	Dec. 31, 2024
Current
Derivative assets	$0.7	$14.3
Collateral deposit (note 15)	-	0.6
Restricted cash	0.2	0.4
	0.9	15.3

Non-current
Investments at fair value through profit or loss	39.3	12.1
	39.3	12.1
	$40.2	$27.4

Investments at fair value through profit or loss increased to $39.3 million as at June 30, 2025, from $12.1 million as at December 31, 2024. The increase primarily relates to the acquisition of 11,852,064 common shares of Arizona Sonoran in January 2025 at a price of C$1.68 per share, for a total investment of $13.8 million. The remainder of the movement is primarily attributable to mark-to-market adjustments recognized during the period.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

10. Intangibles and other assets

Intangibles and other assets of $50.7 million (December 31, 2024 - $44.3 million) includes $43.4 million of other assets (December 31, 2024 - $38.8 million) and $7.3 million of intangibles (December 31, 2024 - $5.5 million).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 13). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 5c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

11. Property, plant and equipment

Jun. 30, 2025	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$106.2	$-	$106.2
Capital works in progress	917.0	-	917.0
Mining properties	2,734.9	(1,379.4)	1,355.5
Plant and equipment	3,489.4	(1,649.2)	1,840.2
Plant and equipment-ROU assets[1]	275.1	(177.9)	97.2
	$7,522.6	$(3,206.5)	$4,316.1

Dec. 31, 2024	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$103.4	$-	$103.4
Capital works in progress	873.3	-	873.3
Mining properties	2,578.3	(1,274.4)	1,303.9
Plant and equipment	3,335.9	(1,524.6)	1,811.3
Plant and equipment - ROU assets[1]	255.1	(165.6)	89.5
	$7,146.0	$(2,964.6)	$4,181.4
[1] Includes $4.5 million of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2024 - $3.8 million related to the Arizona segment).

During the first quarter of 2024, Hudbay received a grant of $2.4 million from the Environment and Climate Change Canada related to the purchase of an electric mining shovel in the third quarter of 2023. The carrying amount of the shovel has been deducted by the amount of the grant received. The grant will be recognized in profit or loss over the life of the shovel as a reduced depreciation expense. There were no significant unfulfilled conditions attached to the grant.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

12. Other liabilities

	Jun. 30, 2025	Dec. 31, 2024

Environmental and other provisions (note 17)	35.0	29.9
Pension obligations	2.8	1.0
Other employee benefits	6.7	3.5
	$44.5	$34.4

13. Other financial liabilities

	Jun. 30, 2025	Dec. 31, 2024
Current
Derivative liabilities	$11.1	$0.3
Equipment financing	19.6	16.3
Deferred Copper Mountain acquisition consideration	2.9	-
Agreements with communities recorded at amortized cost	19.4	21.7
	53.0	38.3

Non-current
Equipment financing	59.9	60.4
Agreements with communities recorded at amortized cost	57.2	46.7
Deferred Copper Mountain acquisition consideration	13.9	-
Contingent Copper Mountain acquisition consideration	13.4	-
Wheaton refund liability	7.6	7.3
	152.0	114.4
	$205.0	$152.7

Equipment financing represents agreements that Hudbay has entered into to purchase mining equipment. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2025 and 2032 with interest rates between 2.25% and 7.55% per annum. During the six months ended June 30, 2025, $8.2 million (December 31, 2024 - $71.0 million) of capital additions related to the recognition of property, plant and equipment that has been financed (note 23).

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the six months ended June 30, 2025, Hudbay entered into two additional two-year community agreements, resulting in net additions of $9.9 million related to agreements with communities.

As part of the acquisition of remaining 25% interest in CMBC (note 4), the Company recorded $16.6 million of deferred payment consideration and $13.3 million of contingent consideration as a financial liability at amortized cost on the closing of the transaction. During the three and six months ended June 30, 2025, accretion related to these liabilities were $0.3 million (note 5d).

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

14. Lease liabilities

Balance, January 1, 2024	$90.3
Additional capitalized leases	25.5
Lease payments	(31.4)
Derecognized leases	(11.5)
Accretion and other movements	1.9
Balance, December 31, 2024	$74.8
Additional capitalized leases	20.7
Lease payments	(18.4)
Derecognized leases	(0.9)
Accretion and other movements	0.9
Balance, June 30, 2025	$77.1

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2025	Dec. 31, 2024
Current	$35.6	$30.5
Non-current	41.5	44.3
	$77.1	$74.8

Hudbay has entered into leases which expire between 2025 and 2037. The interest rates on leases which were capitalized have interest rates between 2.50% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Short-term leases	$3.4	$1.7	$5.5	$2.6
Low value leases	0.1	0.1	0.2	0.2
Variable leases	4.8	7.5	9.0	13.9
Total	$8.3	$9.3	$14.7	$16.7

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

15. Long-term debt

	Jun. 30, 2025	Dec. 31, 2024
Current:
Senior unsecured notes (a)	$523.8	$-

Non-current:
Senior unsecured notes (a)	538.7	1,111.1
Senior secured revolving credit facilities (b)	(2.9)	(3.6)
	535.8	1,107.5
Total debt	$1,059.6	$1,107.5

(a) Senior unsecured notes

Balance, January 1, 2024	$1,190.6
Repurchases	(82.6)
Write-down of unamortized transaction costs	0.6
Accretion of transaction costs and premiums	2.5
Balance, December 31, 2024	$1,111.1
Repurchases	(50.0)
Write-down of unamortized transaction costs	0.1
Accretion of transaction costs and premiums	1.3
Balance, June 30, 2025	$1,062.5

As at June 30, 2025, $1,067.4 million aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due April 2026 ("2026 notes") in an aggregate principal amount of $525.0 million and (ii) a series of 6.125% senior notes due April 2029 ("2029 notes") in an aggregate principal amount of $542.4 million. During the second quarter of 2025, the Company repurchased and retired $50.0 million of the 2026 notes. To date, the Company repurchased and retired a total of $75.0 million of the 2026 notes and $57.6 million of the 2029 notes at a discount. For the six months ended June 30, 2025, the discount of $0.3 million (December 31, 2024 - $0.7 million) was recorded as Other expenses in the condensed consolidated interim statements of income.

Upon the repurchase and retirement of the additional $50.0 million of senior unsecured notes in the second quarter of 2025, the unamortized transaction costs related to this principal amount were recorded as a finance expense in the condensed consolidated interim statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

(b) Senior secured revolving credit facilities

Balance, January 1, 2024[1]	$96.9
Repayments	(100.0)
Accretion of transaction costs	2.0
Transaction costs	(2.5)
Balance, December 31, 2024[1]	$(3.6)
Accretion of transaction costs	0.7
Balance, June 30, 2025[1]	$(2.9)
[1] Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper Mountain mine and the Copper World and Mason projects. During 2024, Hudbay repaid $10.0 million under its Canadian revolving credit facility and $90.0 million under the Peruvian revolving credit facility. During the fourth quarter of 2024, the two senior secured revolving credit facilities were extended by three years from October 2025 to November 2028. The newly extended $450.0 million revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor. Hudbay incurred $2.4 million of transactions costs associated with the extension which were deferred and amortized over the new term of the credit facilities.

As at June 30, 2025, there were nil draws under the Canadian and Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at June 30, 2025, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25.3 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at June 30, 2025, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $18.4 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $48.1 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.0 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had $23.3 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $111.7 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at June 30, 2025, the Manitoba segment had $56.7 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

16. Deferred revenue

Peru Stream Agreement

For the three and six months ended June 30, 2025, the drawdown rates for the Peru stream agreement for gold and silver were $860 and $15.06 per ounce, respectively (year ended December 31, 2024 - $817 and $14.56 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2024	$418.5
Amortization of deferred revenue
Liability drawdown	(74.3)
Variable consideration adjustments - prior periods	3.8
Accretion on streaming arrangements
Current year additions	24.0
Variable consideration adjustments - prior periods	0.2
Balance, December 31, 2024	$372.2
Amortization of deferred revenue (note 5a)
Liability drawdown	(34.8)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements (note 5d)
Current year-to-date additions	10.2
Variable consideration adjustments - prior periods	(0.6)
Balance, June 30, 2025	$337.1

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2025, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $9.9 million and a decrease of finance expense of $0.6 million for the six months ended June 30, 2025 (year ended December 31, 2024 - decrease in revenue of $3.8 million and an increase of finance expense of $0.2 million).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2025	Dec. 31, 2024
Current	$58.0	$63.1
Non-current	279.1	309.1
	$337.1	$372.2

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

17. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2025	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 12)	$7.6	$15.2	$5.8	$4.1	$2.3	$35.0
Non-current	307.0	-	4.2	3.0	1.3	315.5
	$314.6	$15.2	$10.0	$7.1	$3.6	$350.5

Dec. 31, 2024	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 12)	$4.0	$12.3	$6.4	$1.9	$5.3	$29.9
Non-current	292.9	-	3.2	3.6	1.1	300.8
	$296.9	$12.3	$9.6	$5.5	$6.4	$330.7
[1] Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the six months ended June 30, 2025, the Company recorded a non-cash gain of $1.0 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by an increase in long term, risk-free real discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a loss in the condensed consolidated interim statements of income.

As at June 30, 2025, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.61% to 4.89% per annum (December 31, 2024 - 2.87% to 4.88%), using pre-tax, nominal risk-free interest rates that reflect the estimated maturity of each specific liability.

During the six months ended June 30, 2024, the Company recorded a non-cash gain of $8.0 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

18. Income and mining taxes

    The tax expense is applicable as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current
Income tax expense	$30.3	$20.5	$64.8	$55.9
Mining tax expense	17.6	10.8	38.9	23.5
Adjustments in respect of prior years	-	-	(1.9)	(0.1)
	47.9	31.3	101.8	79.3
Deferred
Income tax (recovery) expense - origination, revaluation and/or reversal of temporary differences	(10.5)	(8.7)	10.9	(5.4)
Mining tax expense (recovery) - origination, revaluation and/or reversal of temporary difference	1.0	(1.9)	(1.4)	(4.1)
Adjustments in respect of prior years	-	-	(0.8)	0.2
	(9.5)	(10.6)	8.7	(9.3)
	$38.4	$20.7	$110.5	$70.0

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

19. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Six months ended Jun. 30, 2025		Year ended Dec. 31, 2024
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	394,932,374	$2,641.3	350,728,536	$2,240.2
Shares issued on equity raise, net of share issuance costs	-	-	42,366,000	386.2
Flow through shares, net of share issuance costs and implied premium	-	-	968,900	8.6
Exercise of options	258,886	2.3	482,028	3.6
Exercise of warrants	11,824	0.1	386,910	2.7
Shares issued through private placement, net of issuance costs	465,394	4.2	-	-
Tax adjustments in respect of prior years	-	4.4	-	-
Balance, end of the period	395,668,478	$2,652.3	394,932,374	$2,641.3

During the six months ended June 30, 2025, the Company declared a dividend of C$0.01 per share. The Company paid $2.8 million in dividends on March 21, 2025 to shareholders of record as of March 4, 2025.

On June 24, 2025, the Company closed a private placement deal to issue 465,394 common shares at a price of C$13.30 per Common Share for aggregate gross proceeds of $4.5 million. Associated with the private placement were $0.3 million of share issuance costs resulting in net equity raised of $4.2 million. The net proceeds of this private placement were used to fund the $4.5 million cash consideration on closing of the acquisition of MMC's 25% interest in CMBC (note 4).

On May 24, 2024, the Company closed an equity financing with a syndicate of underwriters ("the Offering"). Pursuant to the Offering, the Underwriters purchased on a bought deal basis from the Company a total of 42,366,000 common shares at a price of $9.50 per Common Share for aggregate gross proceeds of $402.5 million. Transaction costs related to the Offering were $16.1 million resulting in net proceeds to the Company of $386.4 million. Associated with the Offering were $0.2 million of share issuance costs resulting in net equity raised of $386.2 million.

During the year ended December 31, 2024, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The flow-through share liability was recognized in earnings as eligible expenditures were made. The Company issued 968,900 common shares for proceeds, net of transaction costs, of $11.8 million. The implied premium on the flow-through shares of $3.2 million was recorded as a flow-through share liability. At June 30, 2025, the Company has incurred $5.6 million in qualifying expenditures related to this flow-through financing. The flow-through share liability will be recognized in earnings as eligible expenditures are made.

During the year ended December 31, 2024, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.6 million and $2.9 million in dividends on March 22, 2024 and September 20, 2024 to shareholders of record as of March 5, 2024 and September 3, 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

(c) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Jun. 30, 2025		Dec. 31, 2024
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,484,107	$7.42	2,182,970	$7.23
Number of units granted	828,720	$10.81	902,874	$7.50
Exercised	(258,886)	$7.93	(482,029)	$6.56
Forfeited	(14,614)	$8.25	(106,850)	$7.62
Expired	(3,863)	$7.50	(12,858)	$10.03
Balance, end of period	3,035,464	$8.30	2,484,107	$7.42

The following table outlines stock options outstanding and exercisable:

Jun. 30, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	344,072	1.66	$3.76	344,072	$3.76
$5.27 - $7.13	565,842	4.67	$6.75	326,003	$6.75
$7.14 - $8.71	765,120	5.66	$7.50	201,374	$7.50
$8.72 - $10.60	535,046	3.23	$10.13	535,046	$10.13
$10.61 - $13.50	825,384	6.64	$10.81	3,561	$12.08

Dec. 31, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	361,658	2.15	$3.76	361,658	$3.76
$5.27 - $6.90	631,984	5.16	$6.75	152,408	$6.75
$6.91 - $8.71	866,543	6.15	$7.50	-	$-
$8.72 - $10.17	365,988	4.16	$9.92	223,287	$9.92
$10.18 - $10.42	257,934	3.15	$10.42	257,934	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

Warrants

The following table outlines the changes in the number of Hudbay warrants outstanding:

	Jun. 30, 2025		Dec. 31, 2024
	Number of shares subject to warrants	Weighted- average exercise price C$	Number of shares subject to warrants	Weighted average exercise price C$
Balance, beginning of year	70,708	$7.38	457,617	$7.38
Exercised	(11,824)	$7.38	(386,909)	$7.38
Balance, end of period	58,884	$7.38	70,708	$7.38

20. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Weighted average common shares outstanding
Basic	395,085,907	368,344,407	395,018,364	359,562,824
Plus net incremental shares from:
Assumed conversion: stock options	719,932	-	719,637	400,401
Assumed conversion: warrants	21,472	-	21,553	89,199
Diluted weighted average common shares outstanding	395,827,311	368,344,407	395,759,554	360,052,424

The calculation of dilutive weighted-average number of common shares excludes the impact of 274,405 and 197,982 shares for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 - 58,344 and 79,912). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

21. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Jun. 30, 2025		Dec. 31, 2024
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$625.5	$625.5	$541.8	$541.8
Short-term investments[1]	-	-	40.0	40.0
Collateral deposits[1]	-	-	0.6	0.6
Restricted cash[1]	0.2	0.2	0.4	0.4
Fair value through profit or loss
Trade and other receivables[2,3]	213.9	213.9	185.5	185.5
Non-hedge derivative assets [4]	0.7	0.7	14.3	14.3
Investments at fair value through profit or loss [5]	39.3	39.3	12.1	12.1
Total financial assets	$879.6	$879.6	$794.7	$794.7
Financial liabilities at amortized cost
Trade and other payables1, [2]	$246.0	$246.0	$255.2	$255.2
Deferred Copper Mountain acquisition consideration[6]	17.1	16.8	-	-
Contingent Copper Mountain acquisition consideration[6]	13.8	13.4	-	-
Agreements with communities [7]	78.8	76.6	70.4	68.4
Wheaton refund liability[8]	13.3	7.6	9.9	7.3
Senior unsecured notes [9]	1,073.9	1,062.5	1,111.6	1,111.1
Senior secured revolving credit facilities[10]	(2.9)	(2.9)	(3.6)	(3.6)
Fair value through profit or loss
Non-hedge derivative liabilities [4]	11.1	11.1	0.3	0.3
Total financial liabilities	$1,451.1	$1,431.1	$1,443.8	$1,438.7
[1] Cash and cash equivalents, short-term investments, collateral deposits, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
[2] Excludes tax and other statutory amounts.
[3] Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).
[4] Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),
[5] All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
[6] Fair value of the deferred and contingent Copper Mountain acquisition consideration has been determined using an applicable credit-risk adjusted discount rate (level 3).
[7] These financial liabilities relate to agreements with communities near the Constancia mine in Peru (note 13). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).
[8] Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 13) and fair value using an applicable credit-risk adjusted discount rate (level 3).
[9] Fair value of the senior unsecured notes (note 15a) has been determined using an applicable credit-risk adjusted discount rate (level 3).
[10] Fair value of the senior secured revolving credit facility, when drawn, is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$179.0	$-	$179.0
Non-hedge derivatives	-	0.7	-	$0.7
Investments	37.5	-	1.8	39.3
	$37.5	$179.7	$1.8	$219.0
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11.1	$-	$11.1
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.1	17.1
Contingent Copper Mountain acquisition consideration	-	-	13.8	13.8
Agreements with communities	-	-	78.8	78.8
Wheaton refund liability	-	-	13.3	13.3
Senior unsecured notes	1,073.9	-	-	1,073.9
	$1,073.9	$11.1	$123.0	$1,208.0

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$171.3	$-	171.3
Non-hedge derivatives	-	14.3	-	14.3
Investments	12.1	-	-	12.1
	$12.1	$185.6	$-	$197.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$0.3	$-	$0.3
Financial liabilities at amortized cost:
Agreements with communities	-	-	70.4	70.4
Wheaton refund liability	-	-	9.9	9.9
Senior unsecured notes	1,111.6	-	-	1,111.6
	$1,111.6	$0.3	$80.3	$1,192.2

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2025 and year ended December 31, 2024, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2024.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at June 30, 2025, Hudbay had 66.7 million pounds of net copper swaps outstanding at an effective average price of $4.33/lb and settling from July to November 2025. As at December 31, 2024, Hudbay had 61.7 million pounds of net copper swaps outstanding at an effective average price of $4.19/lb and settling from January to May 2025. The aggregate fair value of the transactions at June 30, 2025 was a liability of $10.1 million (December 31, 2024 - an asset position of $13.7 million).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at June 30, 2025, Hudbay had 7.9 million pounds of net zinc swaps outstanding at an effective average price of $1.21/lb and settling in July 2025. As at December 31, 2024, Hudbay had 9.7 million pounds of net zinc swaps outstanding at an effective average price of $1.38/lb and settling from January to April 2025. The aggregate fair value of the transactions at June 30, 2025 was a liability of $0.3 million (December 31, 2024 - an asset position of $0.3 million).

Copper forward sales

As at June 30, 2025, Hudbay had nil pounds of copper forwards outstanding. As at December 31, 2024, Hudbay had 5.3 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from January to April 2025. The aggregate fair value of the transactions at June 30, 2025 was nil (December 31, 2024 - a liability position of $0.1 million).

Copper costless collars

As at June 30, 2025, Hudbay had nil pounds of copper collars outstanding. As at December 31, 2024, Hudbay had 6.6 million pounds of copper collars outstanding settling from January to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. The aggregate fair value of the position at June 30, 2025 was nil (December 31, 2024 - an asset position of $0.1 million).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

As at June 30, 2025 and December 31, 2024, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Jun. 30, 2025	Dec. 31, 2024	Jun. 30, 2025	Dec. 31, 2024
Copper	pounds (in 000s)	75,194	85,731	4.51	3.96
Gold	troy ounces	32,709	47,075	3,301	2,638
Silver	troy ounces	193,513	238,149	35.91	29.02
Zinc	pounds (in 000s)	8,840	12,102	1.25	1.34

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at June 30, 2025 was an asset position of $14.5 million (December 31, 2024 - a liability position of $13.9 million).

22. Commitments

  Capital commitments

As at June 30, 2025, Hudbay had outstanding capital commitments in Manitoba of approximately $9.2 million of which $8.2 million can be terminated, approximately $19.7 million in British Columbia of which $2.2 million can be terminated, approximately $33.7 million in Peru all of which can be terminated, and approximately $74.3 million in Arizona, primarily related to the Copper World Complex, of which $72.1 million can be terminated.

23. Supplementary cash flow information

(a) Other operating activities:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Share-based compensation paid	$(1.1)	$(1.5)	$(9.8)	$(4.1)
Other	-	0.6	1.2	0.4
	$(1.1)	$(0.9)	$(8.6)	$(3.7)

(b) Change in non-cash working capital:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Change in:
Trade and other receivables	$31.0	$12.8	$(1.4)	$16.7
Other financial assets/liabilities	2.7	(11.7)	24.5	(11.9)
Inventories	11.8	9.6	14.6	15.3
Prepaid expenses	4.8	1.5	7.0	(6.5)
Trade and other payables	18.7	8.1	(14.7)	(4.3)
Provisions and other liabilities	(3.0)	(3.8)	(2.7)	(0.7)
	$66.0	$16.5	$27.3	$8.6

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

(c) Non-cash transactions:

During the six months ended June 30, 2025 and 2024, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $0.5 million (June 30, 2024 - a net decrease of $8.2 million), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $20.7 million (June 30, 2024 - $11.0 million) of capital additions related to the recognition of ROU assets and $8.2 million (June 30, 2024 - $26.7 million) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $9.9 million in net capital additions related to agreements with communities (June 30, 2024 - $1.8 million). Property, plant and equipment includes $1.5 million of deduction for accrued grants related to equipment eligible for credits (June 30, 2024 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

24. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended June 30, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$259.6	$193.0	$83.8	$-	$-	$536.4
Cost of sales
Mine operating costs	127.8	74.3	61.4	-	-	263.5
Depreciation and amortization	56.0	23.6	16.8	-	-	96.4
Gross profit	75.8	95.1	5.6	-	-	176.5
Selling and administrative expenses	-	-	-	-	20.7	20.7
Exploration expenses	5.4	4.0	-	-	-	9.4
Other expenses (income)	3.4	4.2	0.7	0.1	(1.3)	7.1
Re-evaluation adjustment - environmental provision	-	(13.8)	-	-	-	(13.8)
Results from operating activities	$67.0	$100.7	$4.9	$(0.1)	$(19.4)	$153.1
Net interest expense on long term debt						15.6
Accretion on streaming arrangements						5.2
Change in fair value of financial instruments						(4.1)
Other net finance income						(16.7)
Income before tax						153.1
Tax expense						38.4
Net income for the period						$114.7

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

Three months ended June 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$204.8	$142.6	$78.1	$-	$-	$425.5
Cost of sales
Mine operating costs	116.8	71.7	61.8	-	-	250.3
Depreciation and amortization	58.9	24.7	14.0	-	-	97.6
Gross profit	29.1	46.2	2.3	-	-	77.6
Selling and administrative expenses	-	-	-	-	18.4	18.4
Exploration expenses	4.1	2.2	(0.3)	-	-	6.0
Other expenses	5.0	3.7	2.4	-	0.1	11.2
Re-evaluation adjustment - environmental provision	-	(2.7)	-	-	-	(2.7)
Results from operating activities	$20.0	$43.0	$0.2	$-	$(18.5)	$44.7
Net interest expense on long term debt						18.5
Accretion on streaming arrangements						6.0
Change in fair value of financial instruments						13.2
Other net finance costs						6.6
Income before tax						0.4
Tax expense						20.7
Net loss for the period						$(20.3)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

Six months ended June 30, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$549.3	$417.8	$164.2	$-	$-	$1,131.3
Cost of sales
Mine operating costs	256.3	146.8	115.9	-	-	519.0
Depreciation and amortization	124.2	47.5	32.8	-	-	204.5
Gross profit	168.8	223.5	15.5	-	-	407.8
Selling and administrative expenses	-	-	-	-	34.4	34.4
Exploration expenses	8.7	14.6	-	-	-	23.3
Other expenses (income)	5.4	6.7	2.4	0.2	(2.4)	12.3
Re-evaluation adjustment - environmental provision	-	(1.0)	-	-	-	(1.0)
Results from operating activities	$154.7	$203.2	$13.1	$(0.2)	$(32.0)	$338.8
Net interest expense on long term debt						31.5
Accretion on streaming arrangements						9.6
Change in fair value of financial instruments						(9.3)
Other net finance income						(17.4)
Income before tax						324.4
Tax expense						110.5
Net income for the period						$213.9

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

Six months ended June 30, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$492.7	$311.8	$146.0	$-	$-	$950.5
Cost of sales
Mine operating costs	245.6	149.7	118.7	-	-	514.0
Depreciation and amortization	129.9	51.3	25.7	-	-	206.9
Gross profit	117.2	110.8	1.6	-	-	229.6
Selling and administrative expenses	-	-	-	-	35.0	35.0
Exploration expenses	6.3	10.7	-	-	1.6	18.6
Other expenses	8.2	6.9	3.6	8.2	0.6	27.5
Re-evaluation adjustment - environmental provision	-	(8.0)	-	-	-	(8.0)
Results from operating activities	$102.7	$101.2	$(2.0)	$(8.2)	$(37.2)	$156.5
Net interest expense on long term debt						37.7
Accretion on streaming arrangements						12.2
Change in fair value of financial instruments						20.2
Other net finance costs						18.2
Income before tax						68.2
Tax expense						70.0
Net loss for the period						$(1.8)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and six months ended June 30, 2025 and 2024

June 30, 2025
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,380.7	$499.4	$1,234.1	$785.5	$728.9	$5,628.6
Total liabilities	887.9	410.0	303.8	16.1	1,147.5	2,765.3
Property, plant and equipment[1]	1,885.9	616.0	999.6	773.9	40.7	4,316.1
Other Non-Current Assets[2]	52.4	19.8	10.2	0.2	0.5	83.1
[1] Included in Corporate and other activities are $27.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,410.0	$547.4	$1,076.0	$757.3	$696.9	$5,487.6
Total liabilities	960.0	421.3	281.9	14.7	1,162.3	2,840.2
Property, plant and equipment[1]	1,897.1	595.1	900.7	747.1	41.4	4,181.4
Other Non-Current Assets[2]	47.8	17.2	8.0	0.2	0.6	73.8
[1] Included in Corporate and other activities is $27.7 million of property, plant and equipment that is located in Nevada.
[2] Other non-current assets includes receivables, inventory, intangibles and other assets.

25. Events after reporting period

Manitoba Temporary Wildfire Evacuation Orders

On July 10, 2025, a mandatory wildfire evacuation order was issued for the town of Snow Lake resulting in a temporary suspension of the Manitoba operations through to the date of this report. Essential personnel, authorized by emergency services, have remained onsite when safe to do so in order to continue supporting fire mitigation activities and safeguarding Hudbay's assets. There has been no structural damage to Hudbay's onsite surface infrastructure and facilities as of the date of this report. As of August 12, 2025, the wildfire situation near Snow Lake has improved and Hudbay anticipates returning to normal operations later in August.

Strategic Investment Transaction Copper World

On August 12, 2025, Hudbay entered into an agreement with Mitsubishi Corporation ("Mitsubishi") pursuant to which Mitsubishi will make a strategic investment in Copper World (the "Strategic Investment Transaction"). The terms of the Strategic Investment Transaction consist of the following:

- $600 million of initial cash contribution will consist of $420 million at closing and $180 million matching contribution payable within 18 months of closing.

- Mitsubishi will also fund its pro-rata share of future equity capital contributions.

The Strategic Investment Transaction is expected to close in late 2025 or early 2026 and is conditioned upon receipt of certain regulatory approvals and the satisfaction of other customary closing conditions.